UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of April 2006

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) BY: /S/ Ronit Dulberg —————————————— Ronit Dulberg, Chief Financial Officer

Dated: April 24, 2006

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Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha'Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

April 24, 2006

CAMTEK EXPECTS Q1 REVENUES TO EXCEED PREVIOUS EXPECTATIONS

Anticipates Second Quarter Record Revenues between $26 and 29 Million

MIGDAL HA’EMEK, Israel, April 24, 2006 – Camtek Ltd. (NASDAQ: CAMT, TASE: CAMT) today announced that it expects its revenues in the first quarter of 2006 to exceed its previously announced range of $22-24 million and reach $24.5-25 million. That forecast was previously revised upwards from preliminary first quarter guidance, issued in January 2006. For the second quarter of 2006 the Company anticipates revenues of $26-29 million.

Mrs. Ronit Dulberg, Camtek’s CFO commented, “These results derived from strong performance in the PCB market that exceeded our previous estimates, and from the continuing growth of our sales to the semiconductor industry. In the semiconductor inspection market, Camtek has won a number of new and repeat orders from leading semiconductor manufacturers, including new Japanese and European customers.”

Camtek also announced that it would release its results for the first quarter of 2006 on Tuesday, May 16 before the market opens.

ABOUT CAMTEK LTD.
With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

CONTACT INFORMATION
CAMTEK:	IR/PR ISRAEL	IR INTERNATIONAL
Ronit Dulberg, CFO	Financial Communication	Ehud Helft / Kenny Green
Tel: +972-4-604-8308	Noam Yellin	GK International Investor Relations
Fax: +972-4-604 8300	Tel: +972 3 6954333	Tel: (US) 1 866 704 6710
Mobile: +972-54-905-0776	Fax: +972 544 246720	kenny.green@gkir.com
ronitd@camtek.co.il		ehud.helft@gkir.com

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